

Tatiana Ojeda

Cybersecurity is a trend these days when our connections are based in rapid changing technologies. All individuals and all organizations face threats and need a shield to avoid risks. Cybolt is a company that can help with the design, implementation and management of the cybersecurity strategy of companies, and thus has a very relevant / growing market to attend. Also, Cybolt has proven its capacity to growth and to be profitable and competitive.

Invested $10,000 this round

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